CIRTRAN CORPORATION
4125 South 6000 West
West Valley City, Utah 84128

October 12, 2005

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549
Attention:	David Ritenour
Thomas A. Jones

Re:	CirTran Corporation (the "Registrant")
Registration Statement on Form SB-2
File No. 333-117466
Filed July 19, 2004

Dear Messrs. Ritenour and Jones:

The Registrant hereby applies to withdraw the above-referenced Registration Statement, which was filed in July 2004 in connection with a standby equity financing transaction. In May 2005, the Registrant terminated the standby equity facility (the “Standby Facility”). No funds were drawn on the Standby Facility and no shares of stock were issued to the provider of the Standby Facility. No shares of stock were sold under this Registration Statement. The Registration Statement was not declared effective by the SEC.

The Registrant notes that it received a comment letter from the Staff dated September 23, 2004 (the “2004 Comment Letter”). Additionally, the Registrant notes that it has filed a subsequent registration statement on Form SB-2, SEC File No. 333-128549 (the “2005 Registration Statement”), and that the Registrant received a comment letter in connection with the 2005 Registration Statement dated September 30, 2005 (the “2005 Comment Letter”). The Company intends to respond to the 2005 Comment Letter and include its responses to the comments of the Staff in the 2004 Comment Letter.

Sincerely,

CIRTRAN CORPORATION

/s/ Iehab Hawatmeh
By: Iehab Hawatmeh
President and
Chief Financial Officer